UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

EXHIBIT INDEX

Exhibit Number	Document
99.1	Globus Maritime Limited Reports Financial Results for the Quarter and six month period ended June 30, 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements as at June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023

THIS REPORT ON FORM 6-K (BUT EXCLUDING EXHIBIT 99.1 HEREOF) IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-273249), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2023 AND DECLARED EFFECTIVE ON JULY 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: September 12, 2024

Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2024 and 2023. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2024:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe***
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442**
Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192*
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012*
Domina Maritime Ltd.	Marshall Islands	-	-
Dulac Maritime S.A.	Marshall Islands	-	-
Longevity Maritime Limited	Malta	-	-

*	New building vessels
**	New building vessel. On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement. On August 20, 2024, the Company took delivery of the newbuilding vessel, named “m/v GLBS Might”
***	On May 28, 2024, the Company, through its subsidiary Artful Shipholding S.A., entered into an agreement to sell the 2005-built Moon Globe, the vessel was delivered to her new owners on July 8, 2024.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $6,470 and $9,062 for the six months periods ended June 30, 2024 and 2023, respectively. The fleet decreased from an average of 8.9 vessels during the 1st half of 2023 to 6.9 vessels for the same period in 2024. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $10,577 and $7,171 for the six months periods ended June 30, 2024 and 2023, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $440 per lightweight ton until September 30, 2023. During the fourth quarter of 2023, we adjusted the scrap rate from $440/ton to $480/ton due to the increased scrap rates worldwide.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is calculated based on the three-month SOFR rate and applicable margin.

Gain/(Loss) on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss). Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain/(Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss).

Selected Information

Our selected consolidated financial and other data for the six-month period ended June 30, 2024 and 2023 and as at June 30, 2024 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2023, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2024	2023
	(unaudited)
Voyage revenues	17,047	16,233
Management & consulting fee income	182	181
Total Revenues	17,229	16,414

Voyage expenses	(490)	(3,195)
Vessel operating expenses	(6,352)	(8,853)
Depreciation	(2,616)	(2,493)
Depreciation of dry-docking costs	(1,769)	(2,274)
Administrative expenses	(1,996)	(1,763)
Administrative expenses payable to related parties	(2,384)	(349)
Reversal of impairment	1,891	4,400
Gain from sale of vessel	–	71
Other expenses net	(33)	(6)
Operating income	3,480	1,952
Interest income	1,433	922
Interest expense and finance costs	(2,523)	(1,880)
Gain on derivative financial instruments, net	542	482
Foreign exchange gains/(losses), net	48	(51)
Total finance losses, net	(500)	(527)
Total income and total comprehensive income for the period	2,980	1,425

Basic & diluted income per share for the period (1)	0.14	0.07
EBITDA (2) (unaudited)	8,455	7,150
Adjusted EBITDA (2) (unaudited)	5,974	2,248

(1) The weighted average number of shares (basic and diluted) for the six-month period ended June 30, 2024 and 2023, was 20,582,301.

(2) Earnings/(losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of, Total income and total comprehensive income for the period, interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings / (losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment, reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

» EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

» EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

» EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

» other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income to EBITDA and Adjusted EBITDA Reconciliation

	Six-month Period Ended June 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2024 (Unaudited)	2023 (Unaudited)
Total comprehensive income for the period	$2,980	$1,425
Interest and finance costs, net	1,090	958
Depreciation	2,616	2,493
Depreciation of drydocking costs	1,769	2,274
EBITDA (unaudited)	$8,455	$7,150
Gain on derivative financial instruments	(542)	(482)
Foreign exchange (gains)/losses, net	(48)	51
Reversal of Impairment	(1,891)	(4,400)
Gain from sale of vessel	–	(71)
Adjusted EBITDA (unaudited)	$5,974	$2,248

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at June 30,	As at December 31,
	2024	2023
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	125,411	100,557
Advances for vessel acquisition	39,419	47,246
Other non-current assets	3,536	4,302
Total non-current assets	168,366	152,105
Cash and bank balances and bank deposits (including restricted cash)	71,465	74,292
Other current assets	16,484	5,004
Total current assets	87,949	79,296
Total assets	256,315	231,401
Total equity	178,950	175,970
Total debt & Financial liabilities net of unamortized debt discount	72,305	52,259
Other liabilities	5,060	3,172
Total liabilities	77,365	55,431
Total equity and liabilities	256,315	231,401

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2024	2023
	(Unaudited)
Statement of cash flow data:
Net cash generated from / (used in) operating activities	7,727	(4,224)
Net cash (used in) / generated from investing activities	(29,244)	10,705
Net cash generated from / (used in) financing activities	18,080	(6,080)

	Six months ended June 30,
	2024	2023
	(Unaudited)

Ownership days (1)	1,250	1,603
Available days (2)	1,250	1,531
Operating days (3)	1,239	1,507
Fleet utilization (4)	99.1%	98.5%
Average number of vessels (5)	6.9	8.9
Daily time charter equivalent (TCE) rate (6)	$ 13,246	$ 8,518
Daily operating expenses (7)	$ 5,082	$ 5,522

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Six months ended June 30,
	2024	2023
	(Unaudited)

Voyage revenues	$ 17,047	$ 16,233
Less: Voyage expenses	$ 490	$ 3,195
Net revenues	$ 16,557	$ 13,038
Available days	1,250	1,531
Daily TCE rate (1)	$ 13,246	$ 8,518

(1) Subject to rounding.

Recent Developments

Delivery of new building vessel

On January 22, 2024, the Company paid the remaining $18.5 million at Nihon Shipyard Co. in Japan and on January 25, 2024 the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on May 10, 2022 and was named “m/v GLBS Hero”. The total cost of the new vessel was approximately $37.5 million.

On August 12, 2024, the Company paid the remaining $18 million at Nantong Cosco KHI Ship Engineering Co., Ltd. and on August 20, 2024 the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on August 23, 2023 and was named “m/v GLBS Might”. The total cost of the new vessel was approximately $35.3 million.

Debt financing & Financial Liability

On February 23, 2024, the Company, through its subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered from the relevant shipyard during the third quarter of 2024. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company drew down the amount of $2.8 million, being the 10% deposit of the purchase price and on August 16, 2024, the Company drew down the remaining 90% of the purchase price, being $25.2 million.

On May 23, 2024, the Company reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly instalments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) instalment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million.

Sale of vessels

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on July 8, 2024.

Miscellaneous Developments

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively.

Following the successful delivery of the newbuilding vessel Hull NE442, named GLBS Might, the Company paid the $1.5 million bonus on August 26, 2024 to the consultant as per the aforementioned award.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares. No shares have been issued under the plan.

First half of the year 2024 compared to the first half of the year 2023

Total comprehensive income for the six-month period ended June 30, 2024 amounted to $2.9 million or $0.14 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to total comprehensive income of $1.4 million for the same period last year or $0.07 basic and diluted income per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023 (expressed in $000’s):

1st half of 2024 vs 1st half of 2023

Net income and total comprehensive income for the 1st half of 2023	1,425
Increase in Voyage revenues	814
Increase in Management & consulting fee income	1
Decrease in Voyage expenses	2,705
Decrease in Vessels operating expenses	2,501
Increase in Depreciation	(123)
Decrease in Depreciation of dry-docking costs	505
Increase in Total administrative expenses	(2,268)
Decrease in Reversal of Impairment	(2,509)
Decrease in Gain from sale of vessel	(71)
Increase in Other expenses, net	(27)
Increase in Interest income	511
Increase in Interest expense and finance costs	(643)
Increase in Gain on derivative financial instruments	60
Decrease in Foreign exchange losses	99
Net income and total comprehensive income for the 1st half of 2024	2,980

Voyage revenues

During the six-month period ended June 30, 2024 and 2023, our Voyage revenues reached $17 million and $16.2 million, respectively. The 5% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the six-month period ended June 30, 2024, compared to the same period in 2023. Daily Time Charter Equivalent rate (TCE) for the six-month period of 2024 was $13,246 per vessel per day against $8,518 per vessel per day during the same period in 2023, corresponding to an increase of 56%, which is attributed to the better conditions throughout the bulk market for the first half of 2024. The Company operated a fleet of an average of 6.9 vessels during the 1st half of 2024 compared to an average of 8.9 vessels for the same period in 2023.

Voyage expenses

Voyage expenses reached $0.5 million during the six-month period ended June 30, 2024, compared to $3.2 million during the same period last year, mainly due to the decrease of ballast days from 189 days for the fleet during the first six months of 2023 to only 17 days for the same period in 2024 which subsequently led to substantially decreased bunkers expenses. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the six-month period ended June 30, 2024 and 2023, are analyzed as follows:

In $000’s	2024	2023
Commissions	220	209
Bunkers	137	2,685
Other voyage expenses	133	301
Total	490	3,195

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $6.4 million during the six-month period ended June 30, 2024, compared to $8.9 million during the same period last year. This is mainly attributed to the fact that the Company operated a fleet of an average of 6.9 vessels during the 1st half of 2024 compared to an average of 8.9 vessels for the same period in 2023. The breakdown of our operating expenses for the six-month period ended June 30, 2024 and 2023 was as follows:

	2024	2023
Crew expenses	59%	52%
Repairs and spares	11%	16%
Insurance	8%	7%
Stores	13%	16%
Lubricants	5%	6%
Other	4%	3%

Average daily operating expenses during the six-month periods ended June 30, 2024 and 2023 were $5,082 per vessel per day and $5,522 per vessel per day respectively, corresponding to a decrease of 8%, which is mainly attributed to the decrease in the cost of repairs and spares.

Depreciation

Depreciation charge during the six-month period ended June 30, 2024, reached $2.6 million compared to $2.5 million during the same period in 2023. The increase is mainly attributed to the addition to the fleet of m/v GLBS Hero in January 2024 with a total cost of approximately $37.5 million. The increase is partly counterbalanced due to the decrease of the fleet of the Company from an average of 8.9 vessels during the six-month period ended June 30, 2023 to 6.9 vessels for the same period in 2024 and the increase of the scrap rate in our books from $440/ton to $480/ton during the fourth quarter of 2023, due to the increased scrap rates worldwide.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties, increased to $4.4 million during the six-month period ended June 30, 2024 compared to $2.1 million for the same period in 2023. The increase is mainly attributed to the accrual of approximately $2.0 million as at June 30, 2024, which relate to the $3 million bonus that was awarded on March 13, 2024 to a consultant affiliated with our chief executive officer, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time.

Reversal of Impairment

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party, which sale was subject to standard closing conditions.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400.

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party, which sale was subject to standard closing conditions.

Following the agreement to sell Moon Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891.

Interest expense and finance costs

Interest expense and finance costs reached $2.5 million during the six-month period ended June 30, 2024, compared to $1.9 million in the same period of 2023. Interest expense and finance costs for the six-month periods ended June 30, 2024 and 2023, are analyzed as follows:

In $000’s	2024	2023
Interest payable on long-term borrowings	2,247	1,703
Bank charges	26	24
Operating lease liability interest	5	17
Amortization of debt discount	140	134
Amortization of gain of Loan modification	91	–
Other finance expenses	14	2
Total	2,523	1,880

As at June 30, 2024, and 2023 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan and Sale and Leaseback agreements of an aggregate of $72.73 million and $37.45 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the outstanding balance the Loan agreements. The weighted average interest rate has decreased from 8.15% during the six-month period ended June 30, 2023 to 8.09% for the same period in 2024, which is mainly attributed to the lower margin of the new loan agreement with Marguerite Maritime S.A.

Gain on derivative financial instruments

For the six-month periods ended June 30, 2024 and 2023, the Company recognized a gain of approximately $0.5 million, net of interest for the period, according to the Interest Rate Swap valuations and is included in the condensed consolidated statement of comprehensive income.

Liquidity and capital resources

As at June 30, 2024, and December 31, 2023, our cash and bank balances and bank deposits (including restricted cash) were $74.4 and $77.8 million, respectively.

As at June 30, 2024, the Company reported a working capital surplus of $76.0 million including effect from assets reclassified as held for sale and was in compliance with the covenants included in the CIT loan facility and the loan facility with Marguerite Maritime S.A.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these unaudited interim condensed consolidated financial statements were prepared under this assumption.

Net cash generated from operating activities for the six-month period ended June 30, 2024 was $7.7 million compared to net cash used in operating activities of $4.2 million during the respective period in 2023. The increase in our cash generated from operating activities was mainly attributed to the increase in our Income for the period from $1.4 million during the six-month period ended June 30, 2023 to $3.0 million during the six-month period under consideration and the decrease of the Payment of deferred dry docking costs from $6.4 million during the six-month period ended June 30, 2023 to $0.5 million during the six-month period under consideration.

Net cash used in investing activities for the six-month period ended June 30, 2024 was $29.2 million compared to net cash generated from investing activities of $10.7 million during the respective period in 2023. The increase in our cash used in investing activities was mainly attributed to the payment of the last instalment amounting to $18.5 million for acquisition of the newbuilding vessel “m/v GLBS Hero” in January 2024 and the instalments for the new building vessels paid in the first half of 2024, amounting to $10.4 million.

Respectively, the amount generated from investing activities for the first half of 2023 is mainly attributed to the cash of $13.7 million received from the sale of m/v Sun Globe during the second quarter of 2023, partially offset by instalments for a new building paid in March 2023, amounting to $3.8 million.

Net cash generated from/(used in) financing activities during the six-month period ended June 30, 2024 and 2023 were as follows:

	Six months ended June 30,
In $000’s	2024	2023
	(Unaudited)
Proceeds from loans	25,800	–
Repayment of long-term debt	(3,128)	(3,250)
Prepayment of long-term debt	(2,567)	(3,674)
Increase in restricted cash	15	1,983
Payment of financing costs	(377)	–
Repayment of lease liability	(170)	(158)
Interest paid	(1,493)	(981)
Net cash generated from/(used in) financing activities	18,080	(6,080)

As at June 30, 2024 and 2023, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan and Sale and Leaseback agreements of an aggregate of $72.73 and $37.45 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the three and six-month periods ended June 30, 2024 and 2023	F-2

Condensed Consolidated Statements of Financial Position as at June 30, 2024 (Unaudited) and December 31, 2023	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2024 and 2023	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2024 and 2023	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-16

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six-month ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
REVENUES:
Voyage revenues	10	9,425	7,744	17,047	16,233
Management & consulting fee income		91	91	182	181
Total Revenues		9,516	7,835	17,229	16,414

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(139)	(1,581)	(490)	(3,195)
Vessel operating expenses		(3,223)	(4,334)	(6,352)	(8,853)
Depreciation	5, 10	(1,335)	(1,218)	(2,616)	(2,493)
Depreciation of dry-docking costs	5	(795)	(1,111)	(1,769)	(2,274)
Administrative expenses		(824)	(819)	(1,996)	(1,763)
Administrative expenses payable to related parties	4	(1,324)	(179)	(2,384)	(349)
Reversal of impairment	5	1,891	–	1,891	4,400
Gain from sale of vessel	5	–	71	–	71
Other expenses, net		(40)	(15)	(33)	(6)
Operating (loss)/ income		3,727	(1,351)	3,480	1,952

Interest income		735	474	1,433	922
Interest expense and finance costs		(1,328)	(960)	(2,523)	(1,880)
Gain on derivative financial instruments, net		130	693	542	482
Foreign exchange (losses) /gains, net		15	(17)	(48)	(51)

NET INCOME/(LOSS) FOR THE PERIOD		3,279	(1,161)	2,980	1,425
Other Comprehensive Income		–	–	–	–
NET COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		3,279	(1,161)	2,980	1,425

Income/(Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the period	7	0.16	(0.06)	0.14	0.07

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED  CONDENSED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at June 30, 2024 and December 31,2023
(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		June 30,	December 31,
ASSETS	Notes	2024	2023
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	125,411	100,557
Advances for vessel purchase	10	39,419	47,246
Office furniture and equipment		111	85
Right of use asset	10	26	182
Restricted cash	3	2,905	3,530
Fair value of derivative financial instruments	11	484	495
Other non-current assets		10	10
Total non-current assets		168,366	152,105
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	776	808
Trade receivables, net		112	1,151
Inventories		856	1,256
Prepayments and other assets		3,372	1,789
Restricted cash	3	700	90
Cash and cash equivalents	3	70,765	74,202
		76,581	79,296
Assets held for sale	5	11,368	–
Total current assets		87,949	79,296
TOTAL ASSETS		256,315	231,401

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(105,538)	(108,518)
Total equity		178,950	175,970
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	62,449	45,759
Finance liabilities, net of current portion	8	2,718	–
Provision for staff retirement indemnities		203	171
Total non-current liabilities		65,370	45,930
CURRENT LIABILITIES
Current portion of long-term borrowings	8	7,056	6,500
Current portion of finance liabilities	8	82	–
Trade accounts payable		676	362
Accrued liabilities and other payables		3,603	1,763
Current portion of lease liabilities	10	18	188
Deferred revenue		560	688
Total current liabilities		11,995	9,501
TOTAL LIABILITIES		77,365	55,431
TOTAL EQUITY AND LIABILITIES		256,315	231,401

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED  UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month ended June 30, 2024 and 2023
(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2024	82	284,406	(108,518)	175,970
Net income for the period	–	–	2,980	2,980
Other comprehensive income	–	–	–	–
Total comprehensive income for the period	–	–	2,980	2,980
As at June 30, 2024	82	284,406	(105,538)	178,950

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2023	82	284,406	(113,790)	170,698
Net income for the period	–	–	1,425	1,425
Other comprehensive income	–	–	–	–
Total comprehensive income for the period	–	–	1,425	1,425
As at June 30, 2023	82	284,406	(112,365)	172,123

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS For the six-month ended June 30, 2024 and 2023 (Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Notes	2024	2023
Operating activities
Income for the period		2,980	1,425
Adjustments for:
Depreciation	5, 10	2,616	2,493
Depreciation of deferred dry-docking costs	5	1,769	2,274
Payment of deferred dry-docking costs		(537)	(6,387)
Reversal of impairment	5	(1,891)	(4,400)
Provision for staff retirement indemnities		32	26
Gain on derivative financial instruments		(542)	(482)
Gain on sale of vessel		–	(71)
Interest expense and finance costs		2,523	1,880
Interest income		(1,433)	(922)
Foreign exchange losses/(gains), net		(35)	34
(Increase)/decrease in:
Trade receivables, net		1,039	(502)
Inventories		400	757
Prepayments and other assets		(1,565)	733
Increase/(decrease) in:
Trade accounts payable		314	(1,238)
Accrued liabilities and other payables		2,185	390
Deferred revenue		(128)	(234)
Net cash generated from / (used in) operating activities		7,727	(4,224)
Cash flows from investing activities:
Net Proceeds from sale of vessel	5	–	13,694
Vessel acquisition	5	(19,634)	–
Advance for vessel acquisition	10	(10,921)	(3,747)
Improvements		(61)	(133)
Purchases of office furniture and equipment		(43)	(31)
Interest received		1,415	922
Net cash (used in) / generated from investing activities		(29,244)	10,705
Cash flows from financing activities:
Proceeds from loans	8	25,800	–
Repayment of long-term debt	8	(3,128)	(3,250)
Prepayment of long-term debt	8	(2,567)	(3,674)
Decrease in restricted cash	3	15	1,983
Payment of financing costs		(377)	–
Repayment of lease liability		(170)	(158)
Interest paid		(1,493)	(981)
Net cash generated from / (used in) financing activities		18,080	(6,080)
Net (decrease)/increase in cash and cash equivalents		(3,437)	401
Cash and cash equivalents at the beginning of the period	3	74,202	52,833
Cash and cash equivalents at the end of the period	3	70,765	53,234

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

1.          Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2024:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	–	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe***
Serena Maritime Limited	Marshall Islands	October 29,2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20,2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	–	Hull No: NE-442**
Paralus Shipholding S.A.	Marshall Islands	–	Hull No: NE-443*
Olympia Shipholding S.A.	Marshall Islands	–	Hull No: S-K192*
Thalia Shipholding S.A.	Marshall Islands	–	Hull No: S-3012*
Domina Maritime Ltd.	Marshall Islands	–	–
Dulac Maritime S.A.	Marshall Islands	–	–
Longevity Maritime Limited	Malta	–	–

*	New building vessels
**	New building vessel. On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million (absolute amount) sale and leaseback agreement (refer to Note 8(c)). On August 20, 2024, the Company took delivery of the newbuilding vessel, named “m/v GLBS Might”.
***	On May 28, 2024, the Company, through its subsidiary Artful Shipholding S.A., entered into an agreement to sell the 2005-built Moon Globe, the vessel was delivered to her new owners on July 8, 2024 (refer to Note 5).

Except for the changes disclosed in note 2. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the six-month period ended June 30, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting.

F-6

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

1.           Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2023 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report.

The unaudited interim condensed consolidated financial statements as at June 30, 2024 and for the six months then ended, were approved for issuance by the Board of Directors on September 12, 2024.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at June 30, 2024, the Company reported a total comprehensive income of $2,980   for the six month period ended June 30, 2024, Cash and cash equivalents of $70,765, a working capital surplus of $76.0 million (absolute amount)  including effect from assets reclassified as held for sale and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

2.           Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2023, as included in Note 2 to the Company’s consolidated financial statements included in the 2023 Annual Report. There have been no changes to the Company’s accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2024 other than the IFRS amendments which have been adopted by the Company as of 1 January 2024 and accounting policy for the Sale and leaseback transactions as indicated below:

·	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements. The amendments introduce supplemental disclosure requirements for the entities’ supplier finance arrangements
·	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments). The amendments clarify the principles in IAS 1 for the classification of liabilities as either current or non-current.
·	IFRS 16 Leases: Lease Liability in a Sale and Leaseback (amendments). The amendments improve the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction in IFRS 16, while it does not change the accounting for leases unrelated to sale and leaseback transactions

The newly adopted amendments did not have a material impact on the Company’s accounting policies.

Below the recent accounting pronouncements issued, but not yet effective and not early adopted by the Company:

·	IFRS 18 Presentation and Disclosure in Financial Statements. On April 2024, the IASB issued the IFRS 18 - Presentation and Disclosure in Financial Statements which replaces IAS 1 - Presentation of Financial Statements and it becomes effective for annual reporting periods beginning on or after January 1, 2027.

F-7

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

2.          Changes in Accounting policies and Recent accounting pronouncements (continued)

·	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.
·	IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.
·	IFRS 19 Subsidiaries without Public Accountability: Disclosures. On May 2024, the IASB issued the IFRS 19 - Subsidiaries without Public Accountability: Disclosures, and becomes effective for annual reporting periods beginning on or after January 1, 2027

The Company has not early adopted the above amendments and is in process of assessing the potential impact on the financial statements.

Sale and leaseback transactions

When a vessel is sold and subsequently leased back by the Company, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Company determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Company measures the right-of- use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Company continues to recognize the transferred vessel and recognizes a financial liability equal to the transferred proceeds. Please refer to Note 8(c), for the description of the nature of the sale and leaseback arrangement the Company entered into in the six months period ended June 30, 2024.

Reporting Assets held for sale

It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Non – current assets are classified as held for sale when all applicable criteria enumerated under IFRS 5 are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are presented separately in the statement of financial position.

3.          Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	June 30, 2024	December 31, 2023
Cash on hand	19	11
Cash at banks	70,746	74,191
Total cash and cash equivalents	70,765	74,202

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at June 30, 2024 and December 31, 2023, was $70,765 and $74,202, respectively.

As at June 30, 2024 and December 31, 2023, the Company had pledged an amount of $3,605 and $3,620, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at June 30, 2024 was $3,605, $2,905 included in non-current assets and $700 included in current assets. The fair value of the restricted cash as at December 31, 2023 was $3,620, $3,530 included in non-current assets and $90 included in current assets. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4.           Transactions with Related Parties

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively.

As at June 30, 2024 $2 million have been accrued and are included in the “Accrued liabilities and other payables” line of the Condensed Consolidated Statement of Financial Position.

Following the successful delivery of the newbuilding vessel Hull NE442, named GLBS Might, the Company paid the $1.5 million bonus on August 26, 2024 to the consultant as per the aforementioned award.

Details and nature of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2024 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2023, included in the 2023 Annual Report. As of June 30, 2024 the balance due to Related parties was $384 ($184 as of December 31, 2023) and are included in Trade accounts payables in the accompanying Statement of Financial Position.

F-8

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

5.           Vessels, net and Advances for vessel acquisition

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2024	181,258	(86,232)	16,245	(10,714)	100,557
Additions	37,557	–	986	–	38,543
Reversal of Impairment	1,891	–	–	–	1,891
Depreciation & Amortization	–	(2,443)	–	(1,769)	(4,212)
Transfer to Assets Held for sale	(21,282)	10,694	(5,233)	4,453	(11,368)
Balance at June 30, 2024	199,424	(77,981)	11,998	(8,030)	125,411

 For the purpose of the unaudited condensed consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the Three months ended June 30, 2024	For the Three months ended June 30, 2023	For the Six months ended June 30, 2024	For the Six months ended June 30, 2023
Vessels` depreciation	1,248	1,128	2,443	2,315
Depreciation on office furniture and equipment	9	12	17	22
Depreciation of right of use asset	78	78	156	156
Total	1,335	1,218	2,616	2,493

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million (absolute amount), before commissions, to an unaffiliated third party.

Following the agreement to sell Moon Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognised in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891, during the second quarter of 2024. On the date of agreement, the Company also assessed and concluded that the vessel Moon Globe met the criteria to be classified as held for sale and reclassified the amount of $11,368 in Assets held for sale. The vessel was delivered to its new owners on July 8, 2024. At December 31, 2023, there were no vessels held for sale.

As of June 30, 2024 the Company assessed that no indication for impairment or reversal existed for the remaining vessels in the fleet.

Reversal of impairment was recognized for the first half of 2023 amounting to $4,400 following the agreement to sell Sun Globe.

6.           Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	June 30,	December 31,
	2024	2023
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

F-9

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

6.           Share Capital and Share Premium (continued)

As at June 30, 2024 and 2023 the Company had 20,582,301 shares issued and fully paid. During the periods ended June 30, 2024 and 2023 no new shares were issued.

As at June 30, 2024, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. At June 30, 2024 and December 31, 2023, Globus share premium amounted to $284,406.

As at June 30, 2024 and December 31, 2023, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2023 Annual Report   and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at June 30, 2024 and December 31, 2023, no PP Warrants, as defined in the 2023 Annual Report  , had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at June 30, 2024 and December 31, 2023, no December 2020 Warrants, as defined in the 2023 Annual Report  , had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at June 30, 2024 and December 31, 2023, no January 2021 Warrants, as defined in the 2023 Annual Report  , had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at June 30, 2024 and December 31, 2023, no February 2021 Warrants, as defined in the 2023 Annual Report  , had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at June 30, 2024 and December 31, 2023, no June 2021 Warrants, as defined in the 2023 Annual Report  , had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at June 30, 2024, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

As at June 30, 2024, the Company had no common shares issued under the Plan.

7.          Earnings/(Loss) per Share

Basic earnings / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income / (loss) for the period attributable to Globus common shareholders by the weighted average number of common shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As for the three-month ended June 30, 2024, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the three-month period ended June 30, 2024, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect. As the Company reported losses for the three-month ended June 30, 2023, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS.

F-10

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

7.           Earnings/(Loss) per Share (continued)

As for the six-month ended June 30, 2024 and 2023, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the six-month periods ended June 30, 2024 and 2023, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income per common share:

	For the Three months ended June 30,		For the Six months ended June 30,
	2024	2023	2024	2023
Income / (Loss) attributable to common equity holders	3,279	(1,161)	2,980	1,425
Weighted average number of shares - basic and diluted	20,582,301	20,582,301	20,582,301	20,582,301
Net income/(loss) per common share - basic and diluted	$0.16	$(0.06)	$0.14	$0.07

8.           Long-Term Debt and Finance Liabilities, net

Long-term debt (a&b) and financial liabilities (c) in the condensed consolidated statement of financial position is analysed as follows:

	Borrower	Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Devocean Maritime Ltd., Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited.	46,925	(491)	(266)	551	46,719
(b)	Calypso Shipholding S.A.	23,000	(370)	—	156	22,786
	Total Long-term debt at June 30, 2024	69,925	(861)	(266)	707	69,505
	Less: Current Portion	(6,771)	279	143	(707)	(7,056)
	Long-Term Portion	63,154	(582)	(123)	—	62,449

(c)	Daxos Maritime Limited	2,800	—	—	—	2,800
	Total Financial liabilities at June 30, 2024	2,800	—	—	—	2,800
	Less: Current Portion	(82)	—	—	—	(82)
	Long-Term Portion	2,718	—	—	—	2,718

	Total Long-term debt at December 31,2023	52,620	(624)	(358)	621	52,259
	Less: Current Portion	(6,258)	227	152	(621)	(6,500)
	Long-Term Portion	46,362	(397)	(206)	—	45,759

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

In more detail:

(a) In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility bore interest at LIBOR plus a margin of 3.75% for interest periods of three months.

F-11

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

8.          Long-term Debt and Finance Liabilities, net (continued)

Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to SOFR and the applicable margin was decreased from 3.75% to 3.35%. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT loan facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and replaced the respective benchmark rate from LIBOR to SOFR in order to depict the change of base rate of the CIT loan facility.

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of two additional borrowers in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70% for the whole CIT loan facility. The Company considered that the August 2023 amendments to the CIT Loan Facility did not substantially modify CIT Loan Facility’s terms and the Company recognised a gain on modification amounted to $417 that had adjusted the carrying value of the loan and classified under Gain from the modification of the Loan in the consolidated statement of comprehensive income. On August 10, 2023, the Company fully drew the top up amount of $25 million.

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe. On May 10, 2023 the Company prepaid the total remaining amount of $3,674 of the loan of Longevity Maritime Limited (the owning company of the vessel Sun Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe. On August 29, 2023 the Company prepaid the total remaining amount of $3,276 of the loan of Domina Maritime Ltd (the owning company of the vessel Sky Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 7, 2023.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe. On September 7, 2023 the Company prepaid the total remaining amount of $3,555 of the loan of Dulac Maritime S.A. (the owning company of the vessel Star Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 13, 2023.

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe. On June 27, 2024 the Company prepaid the total remaining amount of $2,567 of the loan of Artful Shipholding S.A. (the owning company of the vessel Moon Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on July 8, 2024.

The Company was in compliance with the covenants of CIT loan facility as at June 30, 2024.

(b) On May 23, 2024, the Company reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million (absolute amount) bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly instalments of $295 each, and $17.1 million (absolute amount) to be paid together with the 20th (and last) instalment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million (absolute amount), being the loan amount minus the upfront fee of $0.35 million (absolute amount).

The loan agreement with Marguerite Maritime S.A. includes a minimum required security cover, meaning that the market value of the vessel plus the net realizable value of any additional security is below 120% of the outstanding balance of the loan.

The Company was in compliance with the covenant of Marguerite Maritime S.A. loan facility as at June 30, 2024.

F-12

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

8.           Long-term Debt and Finance Liabilities, net (continued)

(c) On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million(absolute amount) sale and leaseback agreement with SK Shipholding S.A. ("buyer-lessor"), a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS Might,” which was delivered from the relevant shipyard on August 20, 2024. The Company will transfer the legal ownership of the vessel to the buyer-lessor upon delivery of the vessel from the shipyard (refer to Note 10) and agreed to charter the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company received $2.8 million, being the 10% advance deposit of the sale price as per MOA. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the condensed consolidated statement of financial position as of June 30, 2024.

The contractual annual loan principal payments to First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility and Marguerite Maritime S.A. loan agreement to be made subsequent to June 30, 2024, were as follows:

June 30,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	Marguerite Maritime S.A.
2025	5,591	1,180
2026	21,834	1,180
2027	2,000	1,180
2028	17,500	1,180
2029 and thereafter	-	18,280
Total	46,925	23,000

9.           Contigencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

10.        Commitments

 Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between one day to approximately eleven months as at June 30, 2024, assuming redelivery at the earliest possible date. As at December 31, 2023, the non-cancellable arrangements had remaining terms between nil days to eight months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at June 30, 2024 and December 31, 2023, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	June 30, 2024	December 31, 2023
Within one year	10,076	8,060
Total	10,076	8,060

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

F-13

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

10.        Commitments (continued)

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,302 and $4,441 for the three-month periods ended June 30, 2024 and 2023, respectively and $6,470   and $9,062 for the six-month periods ended June 30, 2024 and 2023, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $6,122  and $3,303 for the three-month periods ended June 30, 2024 and 2023 and $10,577 and $7,171 for the six-month periods ended June 30, 2024 and 2023, respectively.

Office lease contract

As further discussed in Note 4 of the 2023 Annual Report the Company has recognised a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the three-month period ended June 30, 2024 and 2023, was approximately $78 for both periods and for the six-month period ended June 30, 2024 and 2023, was approximately $156 for both periods. The interest expense on lease liability for the three-month period ended June 30, 2024 and 2023, was approximately $2 and $8, respectively and for the six-month period ended June 30, 2024 and 2023, was approximately $5 and $17, respectively, and recognised in the income statement component of the condensed consolidated statement of comprehensive income under depreciation and interest expense and finance costs, respectively.

At June 30, 2024 and December 31, 2023, the current lease liabilities amounted to $18 and $188, respectively, and the non-current lease liabilities amounted to nil for both periods, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the first instalment of $13.8 million (absolute amount), in November 2022 paid the second instalment of $6.9 million (absolute amount) for both vessels under construction and during the second quarter of 2024 paid the third and fourth instalments of $6.9 million (absolute amount) for the vessel of Daxos Maritime Limited and the third instalment of $3.5 million (absolute amount) for the vessel of Paralus Shipholding S.A.. All instalments are included under Advances for vessel purchase in the condensed consolidated statement of financial position. The delivery for the vessel of Daxos Maritime Limited was on August 20, 2024 and for the vessel of Paralus Shipholding S.A. is expected on September 20, 2024. On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million(absolute amount) sale and leaseback agreement with SK Shipholding S.A. ("buyer-lessor") with respect to vessel to be named “GLBS MIGHT” and agreed to sell the vessel to the buyer-lessor upon its delivery from the shipyard and chartered it back on a bareboat basis for 10 years (refer to Note 8(c)).

On August 18, 2023, the Company signed two contracts through its subsidiaries, Olympia Shipholding S.A. and Thalia Shipholding S.A. for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered between April 2026 and September 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first instalment of $7.5 million (absolute amount) for both vessels under construction.

F-14

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

10.         Commitments (continued)

The contractual annual payments per subsidiary to be made subsequent to June 30, 2024, were as follows:

	Daxos Maritime Limited	Paralus Shipholding S.A.	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
July 1, 2024 to June 30, 2025	17,875	21,330	3,760	3,760	46,725
July 1, 2025 to June 30, 2026	-	-	7,520	3,760	11,280
July 1, 2026 to November 30, 2026	-	-	22,770	26,530	49,300
Total	17,875	21,330	34,050	34,050	107,305

11.         Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.22 of the 2023 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
June 30, 2024
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	484	—	484	—	484
Current portion of fair value of derivative financial instruments	776	—	776	—	776
	1,260

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	69,925	—	71,904	—	71,904
Financial liabilities	2,800	—	2,800	—	2,800
	72,725

F-15

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2024
(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

11.         Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2023
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	495	—	495	—	495
Current portion of fair value of derivative financial instruments	808	—	808	—	808
	1,303

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	52,620	—	54,107	—	54,107
	52,620

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value
Asset and liabilities not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

12.         Events after the reporting date

Sale of vessel

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on July 8, 2024.

Debt financing & Financial Liability

On February 23, 2024, the Company, through its subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier “GLBS Might” which was delivered from the relevant shipyard on August 20, 2024. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company drew down the amount of $2.8 million, being the 10% deposit of the purchase price and on August 16, 2024, the Company drew down the remaining 90% of the purchase price, being $25.2 million.

Delivery of new building vessel

On August 12, 2024, the Company paid the remaining $18 million at Nantong Cosco KHI Ship Engineering Co., Ltd. and on August 20, 2024 the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on August 23, 2023 and was named “m/v GLBS Might”. The total cost of the new vessel was approximately $35.3 million.

Miscellaneous Developments

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively. Following the successful delivery of the newbuilding vessel Hull NE442, named GLBS Might, the Company paid the $1.5 million bonus on August 26, 2024 to the consultant as per the aforementioned award.

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